SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549





                                  FORM 11-K


   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

   For the year ended December 31, 1997

                                      OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



   For the transition period from              to




   Commission file number 1-8353



                 NUI CORPORATION SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES



                               NUI Corporation
                              550 Route 202-206
                                 P.O. Box 760
                      Bedminster, New Jersey  07921-0760








                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN


                                     for

                       COLLECTIVE BARGAINING EMPLOYEES




            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996


                                TOGETHER WITH

                               AUDITORS' REPORT




                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN

                                     for

                       COLLECTIVE BARGAINING EMPLOYEES

                        INDEX TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996



                                                                       Page

   Report of Independent Public Accountants


   Financial Statements:

        Statement of Net Assets Available for Benefits                    1

        Statement of Changes in Net Assets Available for Benefits         2

        Notes to Financial Statements                                   3-6


   Supplemental Schedules:

        I  - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1997                                7

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1997                                 8



   All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Administrative Committee of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees

   We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the _Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   June 29, 1998                                 ARTHUR ANDERSEN LLP
   New York, New York


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                       As of December 31, 1997 and 1996
                                                      1997        1996

    ASSETS
    Investments at market value
        Merrill Lynch Trust Company:
            Insured Money Market Fund            $      292   $       71
            Income Accumulation Fund                137,736       87,176
            LifePath 2000 - Fund                      2,920            -
            LifePath 2010 - Fund                      2,091            -
            LifePath 2020 - Fund                      1,696            -
            LifePath 2030 - Fund                      1,566            -
            LifePath 2040 - Fund                      4,137            -
            Asset Allocation Fund                   103,312       56,331
            Growth Stock Fund                       417,677      263,253
            S&P 500 Stock Fund                      793,948      394,404
            NUI Stock Fund                          804,996      417,477
            Templeton Foreign Fund                   18,714        8,777
    Loans to Participants                            59,535        4,803
                                                  ---------    ---------
    Net Assets Available for Benefits            $2,348,620   $1,232,292
                                                  =========    =========



            The accompanying notes to financial statements are an
                       integral part of this statement.


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1997




                                       Insured
                                        Money    Income
                                        Market   Accumulation    Lifepath   Lifepath
                              Total     Fund     Fund            2000       2010
                                                                 Fund       Fund


    Additions to Net Assets
     Attributable to:
         Net Appreciation/
         (Depreciation)
         in Market
           Value of
           Investments      $301,727   $     -   $      -        $    10      $     2

         Interest              9,223        71      6,762              -            -

         Mutual Fund          72,796         -          -            144           90
         Income

       Contributions:
         Participants'       627,696       (60)    58,727          1,321        1,871

         Employer's          130,103         -          -              -            -
                            --------   -------   --------        -------      -------
     Total Additions       1,141,545        11     65,489          1,475        1,963
                           ---------   -------   --------        -------      -------
    Deductions from Net
    Assets Attributable
     to:
       Benefits Paid         (19,295)        -    (2,010)             -             -
       to Participants
       Expenses               (5,922)     (430)     (448)           (13)          (17)
                            --------   -------   -------        -------       -------
     Total Deductions        (25,217)     (430)   (2,458)           (13)          (17)
                            --------   -------   -------        -------       -------

    Interfund                      -       640   (12,471)         1,458           145
    Transfers
                            --------   -------   -------        -------       --------
    Net Increase           1,116,328       221    50,560          2,920         2,091

    Net Assets
    Available
    for Benefits at

       Beginning of      $1,232,292        71     87,176              -             -
       the Year
                          ---------   -------    -------        -------       -------
    Net Assets
    Available
    for Benefits at

       End of the       $2,348,620    $  292   $ 137,736        $ 2,920       $ 2,091
       Year
                         =========    ======   =========        =======       =======

                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       For the Year Ended December 31, 1997




                             Lifepath  Lifepath  Lifepath   Templeton   Asset
                               2020      2030     2040      Foreign     Allocation
                               Fund      Fund     Fund      Fund        Fund      Fund      Fund

  Additions to Net Assets
   Attributable to:
     Net Appreciation/
     (Depreciation) in
      Market
       Value of
       Investments         $    (20)    $    52   $  234     $(1,374)    $  3,904

       Interest                   -           -        -           -            -

       Mutual Fund               63          49      217       1,795       12,232
       Income

      Contributions:
          Participants'       1,578       1,437    2,365       9,247       38,133
          Employer's              -           -        -           -            -
                            -------     -------    -----     -------       ------
       Total Additions        1,621       1,538    2,816       9,668       54,269
                            -------     -------    -----     -------       ------
     Deductions from
     Net Assets
     Attributable to:

        Benefits Paid to         -           -     (146)           -         (767)
        Participants

        Expenses               (19)        (13)    (14)         (36)         (326)

                           -------      ------    -----      ------        ------
      Total Deductions         (19)        (13)   (160)         (36)       (1,093)

                           -------      ------    -----      ------        ------
     Interfund
     Transfers                  94          41    1,481         305        (6,195)
                           -------      ------   ------      ------        ------
     Net Increase            1,696       1,566    4,137       9,937        46,981

     Net Assets
     Available
     for Benefits at

     Beginning of the           -           -         -      8,777         56,331
     Year
                          -------      ------    ------    ------          ------
     Net Assets
     Available
     for Benefits at

     End of the
     Year                 $1,696       $1,566   $4,137    $18,714        $103,312
                          ======       ======    =====     ======         =======

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1997

                                        S&P 500       NUI
                             Growth      Stock       Stock     Loans to
                           Stock Fund     Fund       Fund    Participants

 Additions to Net Assets
 Attributable to:
       Net Apprecition/
       (Depreciation) in
       Market
          Value of          $ (16,301)  $ 134,563   $180,657     $       -
          Investments
       Interest                     -           -          -         2,390
       Mutual Fund             31,952      26,254          -             -
       Income
    Contributions:
       Participants'          164,835     246,945    101,297             -
       Employer's                               -    130,103             -
                                    -
                             --------    --------   --------      --------

    Total Additions           180,486     407,762    412,057         2,390

                             --------    --------   --------      --------

 Deductions from Net
 Assets Attributable to:

    Benefits Paid to          (3,386)     (5,945)    (7,041)             -
    Participants
    Expenses                  (1,094)     (1,904)    (1,608)             -

                             --------    --------   --------      --------

   Total Deductions           (4,480)     (7,849)    (8,649)             -

                             --------    --------   --------      --------
 Interfund Transfers         (21,582)       (369)   (15,889)        52,342

                             --------    --------   --------      --------
 Net Increase                 154,424     399,544    387,519        54,732

 Net Assets Available
 for Benefits at
    Beginning of the          263,253     394,404    417,477         4,803
    Year
                             --------    --------   --------      --------
 Net Assets Available
 for Benefits at
    End of the Year          $417,677    $793,948   $804,996     $  59,535

                              =======     =======    =======      ========




             The accompanying notes to financial statements are an
                        integral part of this statement




                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
                        NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1997 AND 1996


   1.   Summary Description of the Plan

        The NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the Plan) is a defined contribution plan established April 1, 1995 covering eligible employees of NUI Corporation and its subsidiaries (the Company). Eligible employees are those whose compensation and conditions of employment are covered by a collective bargaining agreement which calls for participation in the Plan, providing the employee has completed twelve months of service. The Plan conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description.

        The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participant contributions are matched at a rate of 25% of their "basic" contributions. Participants may make additional contributions of up to 4% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

        Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund, the LifePath Funds, Templeton Foreign Fund, and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. There were no forfeitures during the years ended December 31, 1997 and 1996.

        Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to participants accounts based upon the participant's current investment election for new contributions.

        Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions. Upon either of these two events, all employees would become 100% vested. Benefits would be distributed to participants upon termination of the Plan.


   2.   Significant Accounting Policies

        The financial statements have been prepared on the accrual basis of accounting.

        The Company's management has made a number of estimates and assumptions relating to the reporting of investments. Actual results could differ from those estimates.

        The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market and loans to participants is based on cost which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Trust Company (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The market value of the Asset Allocation, Growth Stock, the LifePath Funds, Templeton Foreign Fund and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the NUI Stock Funds is based on published market quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.

        The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1997 and 1996:

                                 1997                        1996
                        Share/Unit  Shares/Units   Share/Unit   Shares/Units
                        Value       Outstanding      Value       Outstanding

   Income Accumulation  $13.95        9,871          $13.14         6,634
   Fund

   Asset Allocation     $12.74        8,109          $11.92         4,726
   Fund

   Templeton Foreign    $ 9.95        1,881          $10.36           847
   Fund

   Growth Stock Fund    $14.61       28,588          $15.32        17,184

   S&P 500 Stock Fund   $20.39       38,938          $15.91        24,790

   NUI Stock Fund       $20.02       40,210          $15.58        26,796

   LifePath 2000        $11.27          259               -             -

   LifePath 2010        $13.32          157               -              -

   LifePath 2020        $14.88          114               -              -

   LifePath 2030        $16.14           97               -              -

   LifePath 2040        $17.31          239               -              -


        In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1997 and 1996.

        Recordkeeping and Investment Fund Election Changes and loan fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

        Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Merrill Lynch and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

   3.   Investment Funds

        Effective January 1, 1997 Merrill Lynch Trust Company was named as Trustee, Recordkeeper and Custodian of the Plan replacing BZW Barclays
   Global Investors, N.A.   The Plan consists of the following funds:

        Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

        Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

        Growth Stock Fund - This fund seeks to provide investors an above-average rate of return by investing primarily in small and medium-sized companies whose growth rates in earnings and revenues are expected to be above average.

        S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks composing the S&P 500 index.

        NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

        LifePath Funds - These are asset allocation funds that change their investment mix based on the expected risk and return of the different asset classes in which they invest. LifePath represents a family of five funds with each fund name containing a target date; the nearer the target date the more conservatively the fund invests. The objective of each fund is to maximize return while maintaining a level of risk appropriate to its target date.

        Templeton Foreign Fund - This is an international equity fund that seeks long-term capital growth. Principal investments are in stocks and debt obligations of companies and governments outside the United States.

        The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had a balance of $292 as of December 31, 1997. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.


   4.   Federal Income Taxes

        The Internal Revenue Service issued a determination letter, dated November 20, 1995, stating that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. Management and Counsel believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

        Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.


   EIN #22-1869941                                          Schedule I
   PLAN #007
                                   NUI CORPORATION
           SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
                            ITEM 27a - SCHEDULE OF ASSETS
                            HELD FOR INVESTMENT PURPOSES
                                AT DECEMBER 31, 1997

                          Description                     Historical   Current
     Identity of Issue    Of Investment   Shares/Units       Cost      Value

   Merrill Lynch
   Trust Company          Insured Money
   Company*
                         Market Fund                 -   $     292  $     292

                        Income                   9,871   $ 137,736  $ 137,736
                        Accumulation Fund

                        Asset Allocation         8,109    $ 98,559   $103,312
                        Fund

                        Growth Stock Fund       28,588    $428,876   $417,677

                        S & P 500 Stock         38,938    $609,850   $793,948
                        Fund

                        NUI Stock Fund          40,210    $532,548   $804,996

                        LifePath 2000              259      $2,910     $2,920
                        Fund

                        LifePath 2010              157      $2,089     $2,091
                        Fund

                        LifePath 2020              114      $1,715     $1,696
                        Fund

                        LifePath 2030               97      $1,514     $1,566
                        Fund

                        LifePath 2040              239     $ 3,911    $ 4,137
                        Fund

                        Templeton Foreign        1,881     $19,704    $18,714
                        Fund

  Participant Loans     Loans, at Interest
                        Rates Ranging from
                        9.25% to 9.50%              --     $59,535    $59,535

   * Represents a party in interest for the year ended December 31, 1997.



                The accompanying notes to financial statements are an
                           integral part of this schedule.


   EIN #22-1869941                Schedule II
   PLAN #007

                                 NUI CORPORATION
          SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYE
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1997



      Identity       Description      No. of   Purchase  No. of   Selling
      of Party         of Asset     Purchases   Price     Sales    Price

   Series of transactions with Merrill Lynch Trust Company, involving securities that, in the Aggregate, exceed 5% of the plan assets as of the beginning of the year.

   Merrill Lynch
   Trust Company*
                   Income                  54   $55,905       26   $12,107
                   Accumulation
                   Fund

                   Growth Stock            65  $187,396       22   $16,670
                   Fund

                   S&P 500 Stock           82  $281,550       15   $16,570
                   Fund

                   NUI Stock Fund          73  $232,855       21   $25,995




   *Represents a party in interest for the year ended December 31, 1997.


   EIN #22-1869941                               Schedule II
   PLAN #007

                                  NUI CORPORATION
          SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYE
                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1997



                                                 Current
                                                 Value of
                                                 asset on
      Identity       Description     Cost of   Transaction
      of Party        of Asset        Asset      Date          Net Gain

   Series of transactions with Merrill Lynch Trust Company, involving securities that, in the Aggregate, exceed 5% of the plan assets as of the beginning of the year.

   Merrill Lynch
   Trust Company*
                   Income             $12,107       $12,107    $        _
                   Accumulation
                   Fund

                   Growth Stock       $16,168       $16,670     $     502
                   Fund

                   S&P 500 Stock      $12,574       $16,570      $  3,996
                   Fund

                   NUI Stock Fund     $20,946       $25,995      $  5,048



   *Represents a party in interest for the year ended December 31, 1997.


               The accompanying notes to financial statements are an
                          integral part of this schedule.


                                  SIGNATURES




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     NUI CORPORATION


                                                  Richard J. O'Neill
   June 29, 1998                                  Plan Administrator


                                                     Robert F. Lurie
   June 29, 1998                                        Plan Sponsor